Exhibit 99.1

MEREO BIOPHARMA ANNOUNCES UPDATE ON DISTRIBUTION RELATED TO CONTINGENT VALUE RIGHTS FOLLOWING RECENT ONCOLOGIE LICENSING AGREEMENT FOR NAVICIXIZUMAB

London and Redwood City, Calif., February 12, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or the “Company,” today announced that it is distributing approximately 1.2 cents cash per Contingent Value Right (“CVR”), a total of approximately $463,748, related to the $4 million upfront milestone payment from the global license agreement with Oncologie, Inc. (after deduction of costs, charges and expenditures) for the development and commercialization of navicixizumab (the “License Agreement”), completed on January 13, 2020. The distribution will be made by Computershare Inc. to holders of the CVRs by March 17, 2020 in accordance with the terms and conditions of the Contingent Value Rights Agreement for former stockholders of OncoMed Pharmaceuticals, Inc. (“OncoMed”), dated April 23, 2019, by and among Mereo and Computershare Inc., as rights agent, (the “Mereo CVR Agreement”).

Holders of CVRs pursuant to the Mereo CVR Agreement will be entitled to receive additional eligible cash milestone payments made to Mereo under the License Agreement relating to navicixizumab. Pursuant to the terms of the Mereo CVR Agreement, if a milestone occurs prior to the fifth anniversary of the closing of Mereo’s merger with OncoMed, then holders of CVRs will be entitled to receive an amount in cash equal to 70% of the aggregate principal amount received by Mereo after deduction of costs, charges and expenditures set out in detail in the Mereo CVR Agreement. Such milestone payments are also subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs under the Mereo CVR Agreement shall in no case exceed $79.7 million.

For further details of the Mereo CVR Agreement, please refer to the Company’s April 2019 Form 20-F Filing with the U.S. Securities and Exchange Commission.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose ranging study in adult patients with osteogenesis imperfecta (“OI”). Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo’s broader pipeline consists of four additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of hypogonadotropic hypogonadism (“HH”) in obese men, and etigilimab for patients with advanced or metastatic solid tumors.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results, including the prospects for future payments, if any, to be made by Mereo to Holders of CVRs pursuant to the Mereo CVR Agreement. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

Factors that could cause actual results to differ materially from those in the forward-looking statements include risks relating to unanticipated costs, liabilities or delays; failure or delays in research and development programs, including expected timing of topline data for the Phase 2 proof-of-concept clinical trial evaluating the Company’s second lead product candidate, alvelestat, in patients with alpha-1 antitrypsin deficiency; the safety and efficacy of the Company’s product candidates and the likelihood of clinical data to be positive and of such product candidates to be approved by the applicable regulatory authorities; unanticipated changes relating to competitive factors in the Company’s industry; the prospects for future payments, if any, to Holders of CVRs pursuant to the Mereo CVR Agreement; risks relating to the Company’s capitalization, resources and ownership structure, including as a result of circumstances affecting the Company’s former principal shareholder; the availability of sufficient resources for company operations and to conduct or continue planned clinical development programs, including the Company’s ability to continue as a going concern; changes in law or regulations affecting the Company.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44(0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44(0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)
Lisa Burns	+01(0)212 213 0006
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)
Simon Conway
Ciara Martin	+44(0)20 3727 1000

Investors:

investors@mereobiopharma.com